FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 6, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT) and UraMin Inc. (TSX: UMN; AIM: UMN) are pleased to announce that the joint venture company they have agreed to form has entered into an agreement with Haywood Securities (UK) Limited for a private placement to raise gross proceeds of US$19 million. The proceeds of this private placement will be used to fund the activities of the joint venture company, which will advance eight highly prospective uranium concessions in Niger, as detailed in press releases dated June 4, 2007. At closing, the joint venture company will have a treasury in excess of US$30 million.

The private placees will acquire a total of 23% of the joint venture company, while Northwestern and UraMin will each maintain a 38.5% interest. The formation of the joint venture company remains subject to the receipt of all regulatory approvals, including the approval of the TSX Venture Exchange.

At closing, Haywood Securities (UK) Ltd. will be paid a 6% cash commission on gross proceeds. Haywood will also be granted broker warrants equivalent to 6% of the private placement financing at the private placement price. These warrants will expire 24 months from the closing date.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: June 6, 2007